SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the

Securities Exchange Act of 1934

MIDWEST AIR GROUP, INC.

(Name of Subject Company)

MIDWEST AIR GROUP, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

597911106

(CUSIP Number of Class of Securities)

Timothy E. Hoeksema

Chairman of the Board and

Chief Executive Officer

Midwest Air Group, Inc.

6744 South Howell Avenue

Oak Creek, WI 53154

(414) 570-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Christopher B. Noyes Dennis F. Connolly Godfrey & Kahn, S.C. 780 North Water Street Milwaukee, WI 53202-3590 (414) 273-3500	Frederick C. Lowinger Dennis V. Osimitz Sidley Austin LLP One South Dearborn Chicago, IL 60603 (312) 853-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

The name of the subject company is Midwest Air Group, Inc., a Wisconsin corporation (“Midwest”). The address of the principal executive office of Midwest is 6744 South Howell Avenue, Oak Creek, Wisconsin 53154, and its telephone number is (414) 570-4000.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits hereto, this “Schedule 14D-9” or “Statement”) relates is the common stock, $0.01 par value, of Midwest (the “Midwest Shares”), including the associated Series A junior participating preferred stock purchase rights (the “Rights”) issued pursuant to a Rights Agreement dated as of February 15, 2006, between Midwest and American Stock Transfer & Trust Company, as Rights Agent (the “Rights Agreement”). Unless the context requires otherwise, all references to the Midwest Shares include the Rights and all references to the Rights include the benefits that may inure to the holders of the Rights pursuant to the Rights Agreement.

As of December 31, 2006, there were 19,479,954 Midwest Shares issued and outstanding, an additional 3,308,852 Midwest Shares reserved for issuance under Midwest’s equity compensation plans, of which 2,940,767 Midwest Shares were issuable upon or otherwise deliverable in connection with the exercise of outstanding options issued pursuant to such plans and of which 2,428,759 were then exercisable, 782,278 Midwest Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding warrants, and 4,327,800 Midwest Shares issuable upon conversion of Midwest’s 6.75% Convertible Senior Secured Notes due 2008 (the “Midwest Notes”) and no shares of preferred stock issued and outstanding.

Item 2. Identity and Background of Filing Person.

The filing person of this Statement is the subject company, Midwest. The business address and telephone number of Midwest are as set forth in Item 1, above. Midwest’s website address is www.midwestairlines.com. The information on Midwest’s website should not be considered a part of this Statement.

This Statement relates to an offer (the “Offer”) by AirTran Holdings, Inc., a Nevada corporation (“AirTran”), through its wholly-owned subsidiary, Galena Acquisition Corp., a Delaware corporation (“Galena”), that is disclosed in the Tender Offer Statement on Schedule TO of AirTran and Galena, dated January 11, 2007 (together with the exhibits thereto, the “Schedule TO”), and filed with the Securities and Exchange Commission (the “SEC”) on January 11, 2007. The terms and conditions upon which the Offer is made are set forth in AirTran’s preliminary prospectus and offer to exchange, dated January 11, 2007 (the “Prospectus”), which is contained in the Registration Statement on Form S-4 filed by AirTran with the SEC on January 11, 2007 (the “Registration Statement”), and in the letter of transmittal filed as an exhibit to the Registration Statement.

Under the terms of the Offer, each outstanding Midwest Share, including the associated Rights, tendered pursuant to the Offer would upon acceptance be exchanged for consideration consisting of a combination of cash and AirTran common stock, $0.001 par value (“AirTran Common Stock”), comprised of $6.625 in cash, without interest, and 0.5884 of a share of AirTran Common Stock, on the terms and subject to the conditions described in the Prospectus and in the related letter of transmittal. In addition, holders of Midwest Shares whose shares were exchanged in the Offer would receive cash instead of any fractional shares of AirTran Common Stock to which they may be entitled.

The Prospectus indicates that the Offer is the first step in AirTran’s plan to acquire all of the outstanding Midwest Shares. AirTran intends, promptly after completion of the Offer, to seek to have Midwest consummate a second-step merger with and into Galena or another wholly-owned subsidiary of AirTran. Pursuant to the terms of the second-step merger, each remaining Midwest Share, other than Midwest Shares owned by Midwest or AirTran or held by Midwest shareholders who properly exercise applicable dissenters’ rights under Wisconsin law, to the extent available, would be converted into the right to receive the same portion of a share of AirTran Common Stock and the same amount in cash per Midwest Share as were paid in the Offer.

According to the Prospectus, AirTran’s and Galena’s obligation to exchange shares of AirTran Common Stock and cash for Midwest Shares pursuant to the Offer is subject to numerous conditions, including the following:

•	the “minimum tender condition”—there shall have been validly tendered and not properly withdrawn prior to the expiration of the Offer, that number of Midwest Shares representing, together with the shares owned by AirTran, Galena and AirTran’s other affiliates, at least a majority of the total voting power of all of the outstanding securities of Midwest entitled to vote generally in the election of directors or in a merger, calculated on a fully diluted basis, including, without limitation, all shares of Midwest common stock issuable upon the exercise of any options, warrants or other rights and upon the conversion of any Midwest securities, including, without limitation, the Midwest Notes, but excluding the Rights issued pursuant to the Rights Agreement, in each case, immediately prior to the expiration date of the Offer;

•	the “rights redemption condition”—AirTran must be satisfied, in its sole discretion, that the Board of Directors of Midwest (the “Board”) has redeemed the Rights issued pursuant to the Rights Agreement, or that such Rights have been invalidated or are otherwise inapplicable to the Offer and the second-step merger and that none of the Series A junior participating preferred stock of Midwest is outstanding;

•	the “impairment condition”—Midwest shall not have entered into or effectuated any agreement or transaction with any person or entity contemplating a fleet expansion or a merger or acquisition with respect to Midwest or any of its subsidiaries otherwise having the effect of impairing AirTran’s ability to acquire Midwest or that would materially adversely affect the expected economic value to AirTran of the acquisition of Midwest;

•	the “regulatory condition”—any waiting periods under applicable antitrust laws shall have expired or terminated;

•	the “NYSE condition”—the shares of AirTran Common Stock to be issued to Midwest shareholders in the Offer shall have been authorized for listing on the New York Stock Exchange, or NYSE, without any requirement for AirTran under applicable NYSE rules to obtain shareholder approval, subject to official notice of issuance;

•	the “control share condition”—AirTran must be satisfied, in its good faith discretion, that the control share provisions contained in Section 180.1150(2) of the Wisconsin Business Corporation Law, referred to in the Prospectus as the “Wisconsin Control Share Statute,” do not apply to the Midwest Shares to be acquired pursuant to the Offer or are invalid or the shareholders of Midwest must have approved full voting rights for all of the Midwest Shares to be acquired by AirTran and/or Galena pursuant to the Offer under the Wisconsin Control Share Statute unless such approval would be mathematically assured based on the number of Midwest Shares validly tendered and not properly withdrawn immediately prior to the expiration of the Offer;

•	the “business combination and fair price condition”—AirTran must be satisfied, in its sole discretion, that, after consummation of the Offer, the provisions contained in Sections 180.1130 through 180.1133 of the Wisconsin Business Corporation Law, referred to in the Prospectus as the “Wisconsin Fair Price Statute,” and Sections 180.1140 through 180.1144 of the Wisconsin Business Corporation Law, referred to in the Prospectus as the “Wisconsin Business Combination Statute,” will not be applicable to the Offer or the second-step merger, and that the supermajority and fair price provisions of Article Eight of Midwest’s Articles of Incorporation shall have been or rendered inapplicable to the Offer, the second-step merger and the acquisition of Midwest Shares pursuant to the Offer and any second-step merger; and

•	the “registration statement condition”—the registration statement of which the Prospectus is a part shall have become effective under the Securities Act of 1933, as amended, no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC, and AirTran shall have received all necessary state securities law or “blue sky” authorizations.

The Prospectus further states that notwithstanding any other provision of the Offer, AirTran and Galena shall not be required to accept for exchange or exchange any Midwest Shares, may postpone the acceptance for exchange of, or exchange of, tendered Midwest Shares, and may, in their respective sole discretion, terminate or amend the Offer as to any Midwest Shares not then exchanged (i) if at the expiration date, any of the minimum tender condition, the impairment condition, the regulatory condition, the NYSE condition, the control share condition, the business combination and fair price condition, and the registration statement condition has not been satisfied or, in the case of the minimum tender condition, the rights redemption condition, the NYSE condition, the control share condition, and the business combination and fair price condition, are not satisfied or waived, or (ii) if at or, in the case of clauses (a) or (b) below, after the expiration date of the Offer, any of the following conditions are not satisfied or, in the case of clause (c), waived:

(a) The “legal condition”—there shall not have been any law (defined in the Prospectus to mean any supranational, federal, state, local or foreign law, rule, regulation, judgment, code, ruling, statute, order, decree, injunction, ordinance or other legal requirement, including any arbitral decision or award) or contractual agreement of Midwest which, directly or indirectly:

(i) prohibits, or imposes any material limitations on, AirTran’s ownership or operation (or that of any of its respective subsidiaries or affiliates) of any portion of its businesses or assets or any material portion of Midwest’s businesses or assets, or compels AirTran (or its respective subsidiaries or affiliates) to dispose of or hold separate any material portion of its assets or any material portion of Midwest’s business or assets;

(ii) prohibits, restrains or makes or seeks to make illegal the acceptance for exchange, payment for or purchase of Midwest Shares pursuant to the Offer or the consummation of the second-step merger or that would impose material damages in connection therewith;

(iii) imposes material limitations on the ability of AirTran (or any of its respective subsidiaries or affiliates) effectively to acquire or to hold or to exercise full rights of ownership of the Midwest Shares purchased pursuant to the Offer including, without limitation, the right to vote the shares of Midwest common stock on all matters properly presented to Midwest’s shareholders;

(iv) imposes limitations on the ability of AirTran (or any of its respective subsidiaries or affiliates) effectively to control in any material respect any material portion of the business, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), licenses or franchises or results of operations of Midwest and its subsidiaries taken as a whole;

(v) seeks to require a material divestiture by AirTran or any affiliate of AirTran of any Midwest Shares; or

(vi) imposes or seeks to impose any material condition to the Offer in addition to the conditions set forth elsewhere in the Offer.

(b) Together with clause (c), below, the “litigation condition”—there shall not be threatened or pending any action or proceeding by any governmental authority before any court or governmental authority that has a reasonable probability of success seeking any of the results described in clauses (i) through (vi) of clause (a) above;

(c) There shall not be threatened or pending any action or proceeding by any other person or entity other than a governmental authority before any court or governmental authority that has a reasonable probability of success seeking any of the results described in clauses (i) through (vi) of clause (a) above; and

(d) AirTran shall not have reached an agreement or understanding with Midwest providing for termination of the Offer or postponing the payment for the Midwest Shares thereunder, and neither AirTran nor any affiliate of AirTran shall have entered into a definitive agreement or announced an agreement in principle with Midwest providing for a merger or other business combination with Midwest or the purchase of securities or assets of Midwest.

The Prospectus also states that (i) the satisfaction or existence of any of the conditions to the Offer will be determined by AirTran and Galena in their good faith discretion; (ii) these conditions are for the sole benefit of AirTran and Galena and may be asserted by AirTran and Galena regardless of the circumstances giving rise to any of these conditions or may be waived (to the extent legally permissible) by AirTran in whole or in part at any time and from time to time in its sole discretion; (iii) the failure by AirTran or Galena at any time to exercise any of these rights shall not be deemed a waiver of any of these rights; (iv) the waiver of any of these rights with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; (v) each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time; and (vi) any determination by AirTran or Galena concerning the events described above will be final and binding on all parties.

The Prospectus states that the address of the principal executive office of both AirTran and Galena is 9955 AirTran Boulevard, Orlando, Florida 32827, and their telephone number is (407) 318-5600.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Statement or in the excerpts from Midwest’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on March 23, 2006 (the “2006 Proxy Statement”), relating to the 2006 Annual Meeting of Shareholders, which excerpts are filed as Exhibit (e)(1) to this Statement, or as otherwise incorporated herein by reference, as of the date of this Statement, there are no material agreements, arrangements, or understandings, nor any actual or potential conflicts of interest, between Midwest or its affiliates and (i) Midwest or Midwest’s executive officers, directors or affiliates or (ii) AirTran, Galena or their respective executive officers, directors or affiliates. Exhibit (e)(1) is incorporated herein by reference and includes the following sections of the 2006 Proxy Statement: “Election of Directors—Director Compensation,” “Stock Ownership of Management and Others,” and “Executive Compensation.”

Any information contained in the pages incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Key Executive Employment and Severance Agreements

As indicated in the 2006 Proxy Statement, Midwest had agreements with Mr. Timothy E. Hoeksema, Mr. Curtis E. Sawyer, Mr. Scott R. Dickson, Mr. David C. Reeve, Mr. Christopher I. Stone, Mr. Dennis J. O’Reilly and Ms. Carol N. Skornicka that provided that each such officer was entitled to benefits if, after a change in control (as defined in the agreements) of Midwest, such officer’s employment had ended through (i) termination by Midwest, other than by reason of death or disability or for cause (as defined in the agreements) or (ii) termination by the officer following the first anniversary of the change in control or due to a breach of the agreement by Midwest or a significant adverse change in the officer’s responsibilities. In general, the benefits provided were: (a) a cash termination payment equal to one to three times the sum of the executive officer’s annual salary and highest annual incentive payment during the three years before the termination, (b) continuation of equivalent hospital, medical, dental, accident, disability and life insurance coverage as in effect at the time of termination, (c) supplemental pension benefits and (d) outplacement services. Each agreement provided that, if any portion of the benefits, under the agreement or under any other agreement, constituted an “excess parachute payment” for purposes of the Internal Revenue Code of 1986, as amended (the “Code”), benefits would have been reduced so that the executive officer would have been entitled to receive $1 less than the maximum amount that such officer could receive without becoming subject to the 20% excise tax imposed by the Code, or which Midwest may have paid without loss of deduction under the Code.

In December 2006, the Board approved amendments to the agreements described above to conform to the requirements of Section 409A of the Code. In addition, the Board approved several amendments to the agreements including, among others, an amendment to the provisions regarding potential reductions in benefits in connection with “excess parachute payments” under the Code. Under the revised provisions, the reduction in benefits to $1 less than an officer can receive without becoming subject to the excise tax will not apply if the after-tax value (the value assuming payment by the executive of all federal, state, local and employment taxes associated with the payments at the highest marginal rates) to the executive of the total payments prior to reduction is greater than the after-tax value to the executive if the total payments are reduced.

Non-Employee Director Compensation

For 2007, all directors who are not employees of Midwest, any of Midwest’s subsidiaries or any 10% or greater shareholder of Midwest (“Non-Employee Directors”) will be paid an annual retainer of $40,000 per year payable in cash or Midwest Shares, an annual grant of restricted stock having a value of $40,000 with a three year vesting period and receive a fee of $2,000 for each Board meeting they attend in person, $2,000 for each committee meeting they attend in person, and $1,000 for each telephonic Board or committee meeting they attend. For 2007, the annual retainer for the Chair of the audit committee will be an additional $7,500 and the annual retainer for all other committee chairs will be an additional $5,000. The Midwest Air Group, Inc. 2005 Non-Employee Director Stock Plan (the “2005 Director Plan”) allows each Non-Employee Director to defer the receipt of fees for purposes of deferring recognition of income for tax purposes. Such deferral may be made to a share account for Midwest Shares granted under the 2005 Director Plan or to a cash account for those fees payable, at the director’s election, in cash. Such deferred fees (i) will be treated as invested in Midwest Shares, and ultimately will be paid in Midwest Shares, to the extent such fees would have been paid in Midwest Shares, or (ii) will otherwise earn a return at market rates. The directors are reimbursed for expenses incurred in connection with attendance at Board and committee meetings. To encourage directors to stay well informed about Midwest’s operations and service levels, the Board has a Director Travel Policy pursuant to which each Non-Employee Director receives a $7,500 notional account annually for the purchase of tickets for Midwest flights. This allotment may be used by the director, his or her spouse or designated companion and dependent family members. The accounts are replenished each calendar year up to the $7,500 limit, regardless of any amount remaining from the prior year. Directors are eligible to purchase airline tickets at a price equal to the lowest fare structure for a specified flight.

Indemnification of Directors and Executive Officers

The directors and executive officers of Midwest are entitled to indemnification against certain liabilities and expenses under the Wisconsin Business Corporation Law (the “WBCL”) and Midwest’s by-laws.

Engagement of Simat, Helliesin & Eichner, Inc.

On November 10, 2006, Midwest retained Simat, Helliesin & Eichner, Inc., a leading global aviation consulting firm (“SH&E”), to assist it in connection with, among other things, an evaluation of elements of Midwest’s strategic business plan. SH&E completed its services in December 2006. SH&E was paid a fee of approximately $100,000 for such services and was reimbursed for its out-of-pocket expenses. Mr. David H. Treitel, a member of the Board and Chairman of the board affairs and governance committee of the Board, has been the Chairman and Chief Executive Officer and a shareholder of SH&E since 1996. Mr. Treitel was not involved in the negotiation of the terms of the engagement or in providing services to Midwest in connection with the engagement.

Item 4. The Solicitation or Recommendation.

As described below, after careful consideration, the Board unanimously determined at a meeting on January 24, 2007 that the Offer is inadequate and not in the best interests of Midwest and its shareholders and other stakeholders and that, in light of Midwest’s future prospects, the interests of the shareholders and other stakeholders will be best served by Midwest continuing to pursue its long-term strategic plan. Accordingly, the Board has unanimously determined to recommend that Midwest’s shareholders reject the Offer and not tender their Midwest Shares in the Offer.

To the knowledge of Midwest, none of Midwest’s directors, executive officers, affiliates or subsidiaries intends to tender Midwest Shares held of record or beneficially by such person or entity for exchange pursuant to the Offer.

Background of the Offer

On June 30, 2005, Mr. Joseph B. Leonard, Chairman and Chief Executive Officer of AirTran, sent a letter to Mr. Timothy E. Hoeksema, Chairman, President and Chief Executive Officer of Midwest, stating its interest in acquiring all of the outstanding Midwest Shares for $4.50 per share in cash. With the assistance of Midwest’s management and its legal and financial advisors, the Board carefully considered the $4.50 offer and concluded that Midwest’s business strategy presented the best alternative to maximize long-term shareholder value and, therefore, not to pursue any further discussions with AirTran. On July 20, 2005, Mr. Hoeksema sent Mr. Leonard a letter to that effect. Thereafter, Midwest had no contact with AirTran with respect to a business combination between AirTran and Midwest until October 2006.

On October 11, 2006, Mr. Leonard called Mr. Hoeksema. During that call, Mr. Leonard expressed concerns about consolidation in the airline industry, increased competition in the Atlanta market, AirTran’s business and investor beliefs about AirTran’s prospects. Mr. Leonard stated that he needed to do something to address these concerns and concerns about the 60 new aircraft ordered by AirTran to be delivered over the next several years. At the end of the call, Mr. Leonard requested a meeting with Mr. Hoeksema.

Mr. Leonard met with Mr. Hoeksema on October 20, 2006 to discuss the possible benefits of a proposed merger of AirTran and Midwest. Mr. Leonard delivered a letter to Mr. Hoeksema outlining an interest in acquiring Midwest for an unspecified combination of cash and stock which AirTran valued at $11.25 per Midwest Share, along with a presentation showing AirTran’s analysis of the merger.

Mr. Hoeksema promptly distributed a copy of Mr. Leonard’s letter to the Board. He also indicated that the board affairs and governance committee of the Board would be conducting a preliminary evaluation of the offer.

On October 23, 2006, Mr. Leonard sent a letter to Mr. Hoeksema clarifying that his earlier indication of interest was based on publicly available information.

On October 25, 2006, Mr. Hoeksema sent a letter to Mr. Leonard confirming receipt of Mr. Leonard’s October 20, 2006 and October 23, 2006 letters and indicating that the indication of interest had been provided to the Board for review and consideration, but declining to schedule any meetings until the Board had an adequate opportunity to consider the matter.

On October 31, 2006, Mr. Leonard sent a letter to Mr. Hoeksema discussing what he believed to be improvements at AirTran during his tenure at the company, citing AirTran’s improved rankings in recent customer surveys and reiterating his beliefs about the prospect of a combined company. Mr. Leonard’s letter also enclosed a summary of the surveys referenced in the letter.

On November 1, 2006, the board affairs and governance committee of the Board met by telephone with members of management of Midwest. During that meeting, the committee discussed the AirTran indication of interest and the process for evaluating the indication of interest. The committee also decided to retain both Raymond James (“Raymond James”) and The Transportation Group Limited (“The Transportation Group”) as financial advisors to assist in an evaluation of AirTran’s indication of interest.

On November 10, 2006, Midwest retained the aviation consulting firm of SH&E to assist it with, among other things, an evaluation of elements of Midwest’s strategic business plan.

On November 21, 2006, the board affairs and governance committee of the Board met by telephone with members of management of Midwest. During that meeting, the committee reviewed preliminary materials prepared by Raymond James analyzing AirTran’s indication of interest and preliminary materials prepared by SH&E analyzing Midwest’s business plan. At the conclusion of the meeting, the committee directed Mr. Hoeksema to inform Mr. Leonard that AirTran’s indication of interest would be presented for consideration by the Midwest board of directors at its regularly scheduled December 6, 2006 meeting and that Midwest was working diligently to complete a thorough and comprehensive analysis so that it could provide AirTran with a thoughtful response.

On November 21, 2006, Mr. Hoeksema sent Mr. Leonard a letter stating that Midwest’s analysis of Mr. Leonard’s indication of interest was ongoing and would be reviewed with the Board at its regularly scheduled December 6, 2006 meeting.

On November 22, 2006, Mr. Leonard sent a letter to Mr. Hoeksema expressing his desire to enter into merger negotiations in an expeditious manner, and reiterating his beliefs about AirTran’s proposal.

On November 27, 2006, Mr. Hoeksema sent a letter to Mr. Leonard describing the process that had been thus far undertaken in response to AirTran’s indication of interest, including the immediate communication of the October 20, 2006 indication of interest to the Board for review and consideration, and the actions taken by the Board in response, including discussion of the matter at several special meetings of its board affairs and governance committee; the Board’s engagement of several advisors to assist the Board’s analysis; and extensive analysis by Midwest’s senior executives at the direction of the Board. The letter indicated that the Board was taking the indication of interest seriously and working diligently to ensure that is was properly discharging its fiduciary duties to Midwest’s shareholders and giving due consideration to the interests of Midwest’s other stakeholders.

On December 4, 2006, the board affairs and governance committee of the Board met by telephone with members of management of Midwest and representatives of Raymond James, The Transportation Group and Godfrey & Kahn, S.C. (“Godfrey & Kahn”), Midwest’s legal advisors. The committee heard presentations by Raymond James and The Transportation Group and discussed the AirTran indication of interest and possible responses thereto. The committee concluded that the offer price included in AirTran’s indication of interest was inadequate and directed that a draft response to the indication of interest consistent with the committee’s deliberations be prepared for consideration at the regularly scheduled meetings of the committee and the Board on December 6, 2006.

On December 6, 2006, the board affairs and governance committee of the Board met in person with members of management of Midwest and a representative of Godfrey & Kahn. During that meeting, there was further discussion regarding the AirTran indication of interest, the reports of Raymond James and The Transportation Group received in connection with the December 4, 2006 meeting and the alternative courses of action available to Midwest.

Following the board affairs and governance committee meeting, the Board met in person with members of management of Midwest, and representatives of Raymond James, The Transportation Group and Godfrey & Kahn. During that meeting, the representatives of Raymond James and The Transportation Group reviewed their respective reports. Following extensive discussion of the reports and of the indication of interest, the Board unanimously concluded that it would not be in the best interests of Midwest, its shareholders or other stakeholders, including customers, employees and the communities Midwest serves, to pursue a transaction with AirTran under the then-current circumstances and directed Mr. Hoeksema to convey its response to Mr. Leonard.

On December 7, 2006, Mr. Hoeksema called Mr. Leonard to inform him of the Board’s decision and sent a letter indicating the Board’s conclusion that pursuing a transaction under the current circumstances was not in the best interests of Midwest, its shareholders or other stakeholders, including customers, employees and the communities Midwest serves.

On December 13, 2006, Mr. Leonard sent a letter to the Board in care of Mr. Hoeksema repeating AirTran’s proposal to acquire all of the outstanding Midwest Shares for an unspecified mix of cash and AirTran Common Stock which AirTran valued at $11.25 per share.

On December 13, 2006, AirTran issued a press release announcing its proposal to acquire all of the outstanding common stock of Midwest for an unspecified mix of cash and AirTran common stock which AirTran valued at $11.25 per share. The press release, as issued, included copies of AirTran’s letters of December 13 and October 20, 2006.

On December 13, 2006, Midwest issued a press release confirming its receipt of an unsolicited, highly conditional expression of interest from AirTran. The press release included a copy of Midwest’s letter of December 6, 2006. Also on December 13, 2006, Midwest issued a press release expanding on its decision to decline the merger proposed by AirTran, including the process undertaken to evaluate the proposal and the consideration given to Midwest’s strategic plan.

On December 15, 2006, the Board met by telephone with members of management of Midwest and a representative of Godfrey & Kahn to discuss the December 13, 2006 letter from AirTran.

On December 19, 2006, the Board met by telephone with members of management of Midwest and a representative of Godfrey & Kahn. The Board decided to retain Goldman, Sachs & Co. (“Goldman Sachs”) as its financial advisor based on Goldman Sachs’ reputation and experience as an investment banking firm.

On December 21, 2006, the Board met by telephone with members of management of Midwest. During that meeting, the Board discussed the AirTran proposal.

On January 8, 2007, the Board met by telephone with members of management of Midwest and representatives of Goldman Sachs and Godfrey & Kahn. The Board received reports relating to, and discussed, the AirTran proposal.

On January 11, 2007, AirTran and Galena commenced the Offer and AirTran issued a press release to that effect.

On January 11, 2007, AirTran sent a letter to the Board in care of Mr. Hoeksema regarding the announcement of the Offer. AirTran also issued a press release consistent with the letters filed with the Schedule TO and the Registration Statement relating to the Offer.

On January 13, 2007, Midwest retained Sidley Austin LLP to serve as additional legal advisors to Midwest.

On January, 15, 2007, Midwest and members of the Board were named as defendants in a putative class action filed in the Circuit Court for Milwaukee County, Wisconsin. The complaint purported to have been filed by a shareholder of Midwest seeking to maintain the suit as a class action on behalf of all Midwest shareholders.

On January 16, 2007, the Board met by telephone. Members of management of Midwest and representatives of Midwest’s legal, financial and other advisors also participated in the call. The Board and its advisors discussed the Offer and possible responses thereto.

On January 17, 2007, Midwest received a letter from AirTran New York, LLC claiming to be a shareholder of Midwest and demanding under the New York Business Corporation Law that Midwest produce certain information concerning the shareholders and other securityholders of Midwest.

On January 18, 2007, the Board met in person with members of management of Midwest and representatives of Midwest’s legal, financial and other advisors. Goldman Sachs gave an extensive presentation to the Board and the Board and its advisors discussed the Offer and possible responses thereto.

On January 20, 2007, the Board met by telephone. Members of management of Midwest and representatives of Midwest’s legal, financial and other advisors also participated in the call. The Board and its advisors discussed the Offer and possible responses thereto.

On January 22, 2007, Midwest sent a letter to AirTran New York, LLC declining to provide the information demanded on January 17, 2007 based on its belief that it is not legally required to do so.

On January 23, 2007, AirTran New York, LLC commenced an action in New York state court to compel Midwest to produce the information demanded on January 17, 2007.

On January 24, 2007, the Board met in person with members of Midwest’s management and representatives of Midwest’s legal, financial and other advisors. Management presented Midwest’s current strategic plan and Goldman Sachs gave an extensive presentation and analysis to the Board on Midwest’s strategic plan, the Offer, various alternatives available to Midwest, and possible responses to the Offer. Following extensive discussion of the reports and analyses, the terms of the Offer and the various alternatives available to Midwest, the Board unanimously determined that the proposed per share consideration offered by AirTran was inadequate and that therefore the Offer was inadequate and not in the best interests of Midwest, its shareholders and its stakeholders and that in light of Midwest’s future prospects, Midwest’s shareholders will be best served by Midwest continuing to pursue its long-term strategic plan. Accordingly, the Board unanimously recommended to Midwest’s shareholders that they reject the Offer and not tender their Midwest Shares to Galena. The Board, among other things, also unanimously resolved to delay the “Distribution Date” under the Rights Agreement until the earlier to occur of (a) the “Section 11(a)(ii) Trigger Date” under the Rights Agreement and (b) such other time as the Board or any committee of the Board by appropriate resolution shall designate.

Reasons for the Recommendation of the Board

In reaching the conclusions and in making the recommendation described above, the Board consulted with Midwest’s management and Midwest’s financial and legal advisors, and took into account numerous factors, including but not limited to the following:

•	The Board’s belief that the Offer does not fully reflect the long-term value of Midwest’s strategic plan, including its strong market position and its future growth prospects.

–	The Board believes that Midwest’s strong operating performance in 2006 provides clear evidence of the strength of the strategic plan. Achievements in 2006 include traffic growth of 21.5%, unit revenue growth of 12.5% and yield improvement of 5.4%. This strong revenue performance, combined with Midwest’s successful cost reduction efforts, generated a $66 million improvement in operating income for 2006 compared to 2005.

–	The Board noted that the performance of the price of Midwest Shares was further evidence of the success of Midwest’s strategy as the stock increased by 61% in 2006 prior to the public disclosure of the AirTran proposal in December.

–	The Board noted Midwest’s recent initiatives will provide the foundation for profitable growth in 2007 and subsequent years. These include the establishment of a new regional flying agreement with SkyWest, Inc., the decision to put two additional MD-80s into service in mid-2007 and the decision to hedge substantially all of the unhedged balance of Midwest’s 2007 fuel requirements.

–	The Board considered Midwest’s attractive near term prospects including Midwest’s forecast regarding 2007 operating performance.

•	The Board believes that the timing of the Offer is opportunistic and that the Offer is disadvantageous to Midwest’s shareholders. In particular, the Board believes that:

–	The Offer is timed to take advantage of the significant strategic initiatives undertaken and investments made by Midwest during the recent down cycle in the airline industry. The Board believes that market conditions in the industry will continue to improve and increasingly favor high quality carriers like Midwest and that AirTran timed the Offer to acquire Midwest before these factors are fully reflected in Midwest’s stock price.

–	AirTran’s Offer anticipates using Midwest’s cash on hand to finance substantially all of the cash portion of the Offer. As of December 31, 2006, Midwest had approximately $158 million of cash representing over $6.00 per share. The cash portion of the Offer is approximately $171 million.

–	If the synergies AirTran claims will result from the proposed combination are realized as AirTran projects, the resulting benefit to the combined company is not reflected in the value of the consideration which would be received by Midwest’s shareholders under the Offer.

–	As of December 31, 2006, Midwest had approximately $23 million in net operating loss tax benefit. A change in control of Midwest could diminish or delay the realization of this benefit.

•	The value of the consideration being offered under the Offer is uncertain and highly dependent on the value of the AirTran Common Stock.

–	The value of the consideration to be received by Midwest shareholders under the Offer is uncertain and will depend on the value of the AirTran Common Stock at the time of the consummation of the Offer. The value of the consideration received by the Midwest shareholders will decline as the market price of the AirTran Common Stock declines.

–	In assessing the potential consideration to be received under the Offer, the Board noted the recent operating, financial and stock price performance of AirTran. Specifically, in the fourth quarter of 2006 AirTran’s load factor declined by 2.5 points to 69.0% compared to the fourth quarter of 2005 while unit revenues declined by 7%. AirTran has announced that it expects to report a loss in the fourth quarter of 2006 notwithstanding the overall improvement in the airline sector revenue and fuel cost environment during the past year. Finally, during the past twelve months, AirTran’s stock price has declined by 28% compared to an increase in Midwest’s stock price of 167% and an increase in an index of network carrier stock prices (which consists of AMR Corp., UAL Corp., Alaska Airlines, Continental Airlines and U.S. Airways) of approximately 65%.

–	The Board also took note of the comments made by Mr. Leonard during his conversation with Mr. Hoeksema on October 11, 2006 during which Mr. Leonard expressed concerns regarding AirTran’s business and investor beliefs about AirTran’s uncertain prospects and the potential impact of these concerns on the future value of AirTran Common Stock.

•	The WBCL and Midwest’s Articles of Incorporation expressly authorize the Board to consider the interests of constituencies of Midwest other than its shareholders (specifically, its employees, suppliers and customers and the communities it serves) in considering whether to approve or oppose any corporate action, including a merger or similar transaction. The Prospectus and other public statements made by AirTran contain only cursory statements which claim that the interests of such constituencies will be served by the proposed combination, but does not offer any specific details or an actual commitment to do so. The lack of a clear plan by AirTran to serve the interests of constituencies of Midwest other than its shareholders or a firm commitment to do so creates uncertainty about how such interests would actually be served by the combined company.

•	The significant industry experience of the Board, which includes a leading aviation consultant and a former U.S. Secretary of Transportation, and the Board’s familiarity with the business, financial condition, prospects and strategic plan of Midwest and the nature of the airline industry.

•	The Offer is subject to numerous conditions, which results in significant uncertainty that the Offer will be consummated.

–	Express Conditions. As described under Item 2 above, the Offer is subject to the following conditions:

•	minimum tender condition

•	rights redemption condition

•	impairment condition

•	regulatory condition

•	NYSE condition

•	control share condition

•	business combination and fair price condition

•	registration statement condition

•	legal condition

•	litigation condition

In light of the Board’s decision discussed above, the Board decided to take no action to redeem the Rights or otherwise satisfy the rights redemption condition or to take any action to satisfy the control share condition or the business combination and fair price condition.

–	Financing Condition. While the “Conditions of the Offer” section of the Prospectus does not contain a financing condition, disclosure set forth elsewhere in the Prospectus makes it clear that the Offer is contingent on AirTran and Galena having received the proceeds of a proposed new credit facility. According to the Prospectus, AirTran and Galena will require approximately $167 million to complete the Offer and the second-step merger. The Prospectus indicates that AirTran has obtained commitments from affiliates of Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC (the “Credit Arrangers”) to provide, subject to certain conditions, senior secured financing of up to $180 million under a proposed new credit facility. The Credit Arrangers’ commitments are subject to, among other conditions, the “completion of confirmatory due diligence and no material adverse change having occurred in the capital markets or to AirTran.” Thus, if the Credit Arrangers discover anything during their diligence review that they determine to be undesirable, they may terminate their commitments. This leaves Midwest’s shareholders with a high degree of uncertainty regarding the true availability of the financing necessary to consummate the Offer. As copies of the commitments were not provided in the Prospectus or otherwise filed by AirTran with the SEC, the Board does not know what other conditions are contained in the commitments, and it is uncertain whether all of the conditions to the commitments will be met in time for AirTran to consummate the Offer. If all of the conditions are not satisfied or waived by the Credit Arrangers, the financing will not be available.

–	Other Conditions of Uncertain Scope. The Prospectus indicates that the consummation of the Offer is further subject to an “access condition,” a “fleet expansion condition” and a “Midwest notes condition,” but fails to define or further describe any of these conditions. This creates additional uncertainty as to whether and on what terms AirTran would be required to consummate the Offer.

–	Conditions Create Uncertainty. These conditions are broadly drafted and some of the more important conditions provide AirTran the sole discretion to make subjective determinations as to the occurrence of circumstances which would enable AirTran not to consummate the Offer. Further, AirTran would have the right to declare a condition not satisfied even if the failure to be satisfied was caused by the action or inaction or AirTran or any of its affiliates. Thus, the conditions create substantial uncertainty as to whether AirTran would be required to consummate the Offer. Such uncertainty is of a particular concern because pursuing a transaction with AirTran would likely disrupt Midwest’s business by causing uncertainty among current and potential employees, suppliers, customers and other constituencies important to Midwest’s success. This heightens the competitive risk to Midwest if the Offer is not consummated.

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendations. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of Midwest and based upon the advice of the Board’s financial and legal advisors. In light of the number and variety of factors that the Board considered, the members of the Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors.

Accordingly, the Board unanimously recommends that Midwest’s shareholders reject the Offer and not tender their shares in the Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

Pursuant to a letter agreement dated December 22, 2006 (the “Letter Agreement”), Midwest has retained Goldman Sachs as financial advisor with respect to the Offer and certain other possible transactions. Pursuant to the Letter Agreement, Midwest has agreed to pay: (a) a fee of $1,000,000, payable on the date of the Letter Agreement (which amount has been paid and is creditable against any fees payable under clause (c) below); (b) if as of April 1, 2007, or any successive three-month anniversary thereof, no transaction fee has been paid pursuant to clause (c) below, an additional financial advisory fee of $1,000,000 on April 1, 2007 and each of the next five successive three-month anniversaries thereof, plus an additional financial advisory fee of $400,000 on October 1, 2008 if no transaction fee has been paid pursuant to clause (c) below (which amounts are creditable on a one-time basis against any fee payable under clause (c) below); and (c) if a sale in one or a series of transactions of 50% or more of the assets or the outstanding common stock of Midwest, as well as any recapitalization, restructuring or liquidation of Midwest, or any other form of disposition which results in the effective sale of the principal business and operations of Midwest is completed, directly or indirectly with any person or group, including Midwest or any of its subsidiaries, by means of a tender offer, exchange offer, merger or other business combination transaction, issuances of securities, private or open market purchases of stock, sales of assets or otherwise, a fee equal to 1.25% of the aggregate consideration paid in such transaction or transactions.

Midwest has also agreed to reimburse Goldman Sachs periodically for its reasonable expenses, including the fees and disbursements of its attorneys, arising in connection with any matter referred to in the Letter Agreement. In addition, Midwest has agreed to indemnify Goldman Sachs against certain liabilities, including liabilities under federal securities laws.

In the event Midwest determines to undertake certain other transactions or actions, Midwest has agreed to offer Goldman Sachs the right to act as its advisor.

The Letter Agreement may be terminated at any time by either party thereto, with or without cause, effective upon written notice to that effect.

Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such services to Midwest, AirTran and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of Midwest, AirTran and their respective affiliates for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities. Goldman Sachs and its affiliates may provide investment banking and financial services in the future to Midwest and AirTran and Goldman Sachs would expect to receive compensation for such services.

Midwest also has engaged MacKenzie Partners, Inc. (“MacKenzie”) to assist it in connection with Midwest’s communications with its shareholders with respect to the Offer. The Company has agreed to pay customary compensation to MacKenzie for such services. In addition, Midwest has agreed to reimburse MacKenzie for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Midwest has retained Financial Dynamics as its public relations advisor in connection with the Offer. Midwest has agreed to pay customary compensation for such services and to reimburse Financial Dynamics for its out-of-pocket expenses arising out of or in connection with the engagement. In addition, Midwest has agreed to indemnify Financial Dynamics against certain liabilities in connection with the use and disclosure of information provided by Midwest to Financial Dynamics.

Except as set forth above, neither Midwest nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of Midwest on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

No transactions in the Midwest Shares have been effected during the past 60 days by Midwest or its subsidiaries or, to Midwest’s knowledge, by any of Midwest’s directors, executive officers or affiliates, except as follows:

Pursuant to an election made at the time he was appointed to the Board, on November 30, 2006 and December 29, 2006, Mr. James R. Boris, a director of Midwest, received 121 Midwest Shares and 130 Midwest Shares, respectively, in payment of Board meeting fees under the 2005 Director Stock Plan. The receipt of such shares has been deferred under Midwest’s Non-Employee Directors Deferred Compensation Plan.

Item 7. Purposes of the Transaction and Plans or Proposals.

For the reasons discussed in Item 4 above, the Board unanimously determined that the Offer is inadequate and not in the best interests of Midwest and its shareholders and its other stakeholders and that, in light of Midwest’s future prospects, the interests of the shareholders and other stakeholders will be best served by Midwest continuing to pursue its strategic plan. As previously publicly disclosed, Midwest has had discussions regarding a minority equity investment in Midwest by a third party and it may do so in the future. However, subject to the foregoing, Midwest is not now engaged in any negotiations in response to the Offer that relate to or could result in one or more of the following or a combination thereof: (i) a tender offer or other acquisition of Midwest’s securities by Midwest, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Midwest or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of Midwest or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness of capitalization of Midwest.

Notwithstanding the foregoing, Midwest may in the future engage in negotiations in response to the Offer that could have one of the effects specified in the preceding paragraph, and it has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize the discussions or negotiations that Midwest may conduct. Accordingly, the Board has adopted a resolution instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

At its January 24, 2007 meeting, the Board resolved to delay the “Distribution Date” under the Rights Agreement (the date after which, among other things, separate certificates for the Rights are to be distributed) until the earlier to occur of: (i) the Section 11(a)(ii) Trigger Date (as defined in the Rights Agreement); or (ii) such other time as the Board, or any committee of the Board, by appropriate resolution shall designate.

Item 8. Additional Information.

Shareholder Litigation. On January 15, 2007, Midwest and members of its Board were named as defendants in a putative class action filed in the Circuit Court for Milwaukee County, Wisconsin (Linda Garrett v. Midwest Air Group, Inc., et al., Case No. 07-CV-508). The complaint purports to have been filed by a shareholder of Midwest who seeks to maintain the suit as a class action on behalf of all holders of Midwest common stock. The complaint asserts claims arising out of Midwest’s rejection of AirTran’s offer to acquire Midwest and alleges that the Board breached its duties of care and good faith owed to Midwest’s shareholders by rejecting AirTran’s offer. The plaintiff seeks, among other things, injunctive relief to prevent Midwest from enforcing its shareholder rights plan and damages and other monetary relief. Midwest does not believe that the action is meritorious and intends to vigorously contest it.

On January 23, 2007, Midwest was named as a defendant in an action filed in the Supreme Court of the State of New York for the County of New York (AirTran New York, LLC v. Midwest Air Group, Inc., Case No. 07-600225). The complaint purports to have been filed by a shareholder of Midwest who seeks to compel Midwest to produce certain information concerning the shareholders and other securityholders of Midwest under Section 1315 of the Business Corporation Law of the State of New York. Midwest does not believe that the action is meritorious and intends to vigorously contest it.

Wisconsin Law. The Offer is also conditioned upon AirTran being satisfied in its sole discretion that, after the consummation of the Offer, the provisions contained in the Wisconsin Fair Price Statute and the Wisconsin Business Combination Statute, will not be applicable to the Offer or the second-step merger, and that the supermajority and fair price provisions of Article 8 of Midwest’s Articles of Incorporation shall have been rendered inapplicable to the Offer, the second-step merger and the acquisition of Midwest Shares pursuant to the Offer and any second-step merger. In light of its decision discussed above, the Board has determined not to take any action that would render the Wisconsin Fair Price Statute, the Wisconsin Business Combination Statute or such Article 8 so inapplicable.

Forward Looking Statements. This Schedule 14D-9 contains forward-looking statements that may state Midwest’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. In this Schedule 14D-9, statements containing words such as “expect,” “anticipate,” “believe,” “estimate,” “goal,” “objective” or similar words are intended to identify forward-looking statements. It is important to note that Midwest’s actual results could differ materially from projected results due to the risk factors described under “Item 1A. Risk Factors” in Midwest’s Annual Report on Form 10-K for the year ended December 31, 2005 and the following:

•	Midwest’s inability to generate sufficient cash flows to meet obligations on a timely basis;

•	uncertainties concerning ongoing financing for operations, including the ability to finance the acquisition of new aircraft;

•	increases in fuel costs or the failure of fuel costs to decline;

•	uncertainties related to jet fuel availability;

•	Midwest’s inability to benefit from premium pricing;

•	Midwest’s inability to differentiate its product from competing products;

•	Midwest’s inability to effectively compete;

•	fees and expenses incurred in connection with the Offer;

•	uncertainties related to competitive actions in the Milwaukee market;

•	uncertainties related to acquisition of aircraft;

•	uncertainties related to general economic factors;

•	uncertainties concerning Midwest’s ability to attract and retain people in key positions;

•	adverse scheduling developments;

•	adverse industry conditions;

•	decline in labor relations;

•	costly government regulations, including increased costs for compliance with new or enhanced government regulations;

•	increases in insurance costs;

•	more frequent aircraft maintenance and refurbishment schedules;

•	potential delays related to acquired aircraft;

•	interest rate fluctuations;

•	increased costs for security-related measures;

•	potential aircraft incidents and other events beyond Midwest’s control, including traffic congestion and weather conditions; and

•	terrorist attacks or fear of terrorist attacks and other world events, including U.S. military involvement in overseas operations.

Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in Midwest’s filings with the SEC. Midwest assumes no obligation, and disclaims any obligation, to update information contained in this Schedule 14D-9, including forward-looking statements, as a result of facts, events or circumstances after the date of this Schedule 14D-9.

Item 9. Exhibits.

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit Number	Description
(a)(1)	Letter to Midwest’s shareholders dated January 25, 2007*

(a)(2)	Press release issued by Midwest on January 25, 2007

(e)(1)	Excerpts from Midwest’s Definitive Proxy Statement on Schedule 14A relating to the 2006 Annual Meeting of Shareholders as filed with the SEC on March 23, 2006

(e)(2)	Rights Agreement, dated as of February 15, 2006, between Midwest Air Group, Inc. and American Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit B thereto the Form of Rights Certificate (incorporated by reference to Exhibit 1 to Midwest’s Registration Statement on Form 8-A as filed with the SEC on February 22, 2006)

(e)(3)	1995 Stock Plan for Outside Directors, as amended through February 20, 2002 (incorporated by reference to Exhibit 10.14 to Midwest’s Form 10-K for the year ended December 31, 2001 as filed with the SEC on March 26, 2002)

(e)(4)	Annual Incentive Plan, as amended through February 11, 1998 (incorporated by reference to Exhibit 10.14 to Midwest’s Form 10-K for the year ended December 31, 1997 as filed with the SEC on March 13, 1998)

(e)(5)	Supplemental Benefits Plan (incorporated by reference to Exhibit 10.19 to Midwest’s Form 10-K for the year ended December 31, 1995 as filed with the SEC on March 28, 1996)

(e)(6)	Form of Key Executive Employment and Severance Agreement between Midwest and each of its executive officers

(e)(7)	1995 Stock Option Plan, as amended through April 25, 2001 (incorporated by reference to Appendix B to Midwest’s Definitive Proxy Statement on Schedule 14A relating to the 2001 Annual Meeting of Shareholders as filed with the SEC on March 21, 2001)

(e)(8)	2003 All Employee Stock Option Plan (incorporated by reference to Exhibit 10.42 to Midwest’s Form 10-K for the year ended December 31, 2003 as filed with the SEC on March 15, 2004)

(e)(9)	Employment Letter from Midwest to Curtis E. Sawyer dated August 4, 2004 (incorporated by reference to Exhibit 10.43 to Midwest’s Form 10-K for the year ended December 31, 2005 as filed with the SEC on February 28, 2006)

(e)(10)	Employment Letter from Midwest to Scott R. Dickson dated December 16, 2004 (incorporated by reference to Exhibit 10.44 to Midwest’s Form 10-K for the year ended December 31, 2005 as filed with the SEC on February 28, 2006)

(e)(11)	2005 Equity Incentive Plan (incorporated by reference to Appendix A to Midwest’s Definitive Proxy Statement on Schedule 14A relating to the 2005 Annual Meeting of Shareholders as filed with the SEC on March 18, 2005)

(e)(12)	2005 Non-Employee Director Stock Plan (incorporated by reference to Appendix B to Midwest’s Definitive Proxy Statement on Schedule 14A relating to the 2005 Annual Meeting of Shareholders as filed with the SEC on March 18, 2005)

(e)(13)	2005 Director Compensation Summary (incorporated by reference to Midwest’s Form 8-K as filed with the SEC on April 26, 2005)

(e)(14)	Form of Restricted Stock Grant Letter (incorporated by reference to Midwest’s Form 8-K as filed with the SEC on April 26, 2005)

Exhibit Number	Description
(e)(15)	Annual and Long-Term Incentive Plan (incorporated by reference to Midwest’s Form 8-K as filed on April 26, 2005)

(e)(16)	By-laws of Midwest as amended through April 29, 1999 (incorporated by reference to Exhibit 3 to Midwest’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 as filed with the SEC on August 13, 1999).

(e)(17)	Restated Articles of Incorporation of Midwest as amended through April 8, 2004 (incorporated by reference to Exhibit 3.5 to Midwest’s Post-Effective Amendment No. 1 to Form S-1 on Form S-3 as filed with the SEC on April 9, 2004)

(g)	Not applicable

*	Included in materials mailed to shareholders of Midwest.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MIDWEST AIR GROUP, INC.

By:	/s/ TIMOTHY E. HOEKSEMA
Timothy E. Hoeksema
Chairman of the Board, President and
Chief Executive Officer

Date: January 25, 2007